Hepion Pharmaceuticals, Inc.

399 Thornall Street, First Floor

Edison, NJ 08837

July 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	Hepion Pharmaceuticals, Inc.
Form S-1 Registration Statement
Filed July 11, 2024
File No. 333-280752

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hepion Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Standard Time, on Monday, July 15, 2024, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

HEPION PHARMACEUTICALS, INC.

By:	/s/ John Cavan
Name:	John Cavan
Title:	Interim Chief Executive Officer